UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, Taylor Maritime Investments Limited (LON: TMI) (“TMI”), through a wholly-owned subsidiary, has acquired approximately 83.23% of the outstanding shares of Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping”). TMI publishes from time to time annual and quarterly financial information as well as other important information concerning its business on the London Stock Exchange website, TMI’s website (https://taylormaritimeinvestments.com) and elsewhere. Such information may include financial and other information concerning Grindrod Shipping. For example, today, TMI published an Interim Report and Unaudited Consolidated Financial Statements announcement on the London Stock Exchange and its website which included information regarding Grindrod Shipping. Such information is not included as part of, or incorporated by reference in, this 6-K or any of Grindrod Shipping’s public filings or press releases.

TMI’s Interim Report and Unaudited Consolidated Financial Statements announcement referenced above notes that the combined TMI and Grindrod fleet’s time charter equivalent (“TCE”) was US$11,550 per day for the six months ended 30 September 2023 with the Handysize fleet and the Supramax/Ultramax fleet outperforming their respective indices(1) by c.US$2,510 per day and c.US$3,450 per day, respectively, through the period.

The combined TMI and Grindrod fleet has covered 44% of remaining fleet days for the period ending 31 March 2024 at an average TCE of c.US$11,634 per day.

On November 29, 2023, we delivered the 2013-built handysize bulk carrier, IVS Merlion, to her new owners.

It is to be further noted that for the six-month period to 30 September 2023, TMI has received US$4,426,366 of charter hire income from Grindrod Shipping.

(1)        The Company uses adjusted BHSI and BSI figures weighted according to average dwt of the combined group’s Handysize and Supra/Ultramax fleets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: December 11, 2023	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer